FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

            Form 20-F    X               Form 40-F
                       ------                       ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                    No       X
                  ------                 ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________

            Contents:
                 1. Annual Report to Stockholders.
                 2. Management Information Circular/Proxy Statement dated
                    April 20, 2006.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526 and No.
333-79005).

SIGNATURE
---------

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  RADICA GAMES LIMITED




Date:      May 2, 2006                            /s/ Craig D. Storey
        -----------------------                   ------------------------------
                                                  Craig D. Storey
                                                  Chief Accounting Officer

                              RADICA GAMES LIMITED

ABOUT RADICA

Radica Games Limited (NASDAQ: RADA) is a Bermuda company headquartered in Hong Kong. Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the USA, Canada and the UK, and a factory in Dongguan, southern China. More information about Radica can be found on the Internet at www.radicagames.com.

FINANCIAL HIGHLIGHTS

OPERATING RESULTS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)       2005         2004         2003           2002         2001

Net Sales                                          $ 162,779    $ 123,399    $ 105,200    $  124,646     $  98,554

Net income (loss)                                  $  10,532    $   3,456    $  12,491    $   11,934     $ (4,374)

Diluted net income (loss) per share                $    0.54    $    0.18    $    0.66    $     0.65     $  (0.25)

Weighted average number of common shares
and common equivalent shares                          19,663       19,526       19,060         18,336       17,612

Financial Position at December 31,

(US DOLLARS IN THOUSANDS)                              2005         2004         2003           2002         2001

Working capital                                    $  82,448    $  71,775    $  65,616    $   50,155     $  36,709

Total assets                                       $ 117,268    $ 109,941    $ 102,214    $   95,302     $  88,407

Total liabilities                                  $  18,873    $  18,864    $  13,058    $   20,666     $  25,355

Shareholders' equity                               $  98,395    $  91,077    $  89,156    $   74,636     $  63,052

TO OUR SHAREHOLDERS

Fiscal 2005 was a very good year for our company. It was a year when Radica set the pace in the toy and game industry not just by leading in innovation, as we have for years, but by leading in sales and profit growth as well. Our performance proves that our strategy of focusing on electronic entertainment is the right path to reach today's tech-savvy consumers of all ages. Our solid execution in 2005 shows that the improvements we made in operating the Company are starting to payoff. In summary Radica has shown the industry this year what is possible if you dare to innovate and stick to your convictions.

Looking back on some of the year's more notable accomplishments:

o We achieved record sales of $162.8 million, an increase of 31.9% compared to the U.S. industry decline of 3.7%

o According to NPD our U.S. retail sales growth was #2 in percentage growth and #3 in absolute dollar growth in the toy and game industry

o International sales grew by 37.6% allowing us to increase the diversity of our customer base

o Earnings per share increased by 133% to 84 cents per diluted share before goodwill impairment charges in 2004 and 2005

o We expanded our factory capacity on schedule and delivered consistently on time to our customers in the face of major sales growth

o We significantly improved our balance sheet in spite of our growth by lowering inventory and increasing cash and securities by 33%

o We increased our dividend for the third straight year since instituting our first dividend in January of 2004

o 20Q(TM) won the coveted Toy Of The Year ("TOTY(TM)") Award for the top Electronic Entertainment Toy voted by our customers and peer companies

It was also a year when we improved our governance by significantly strengthening our Board of Directors with the addition of four experienced, proven executives: John Coulter, Floyd Glisson, Frank O'Connell and Richard Wenz. We are delighted with the contributions each of these gentlemen, as well as our continuing outside Directors, have made to the Company in the past year.

Moving forward to 2006, we are confident that we are on the right track to build shareholder value in the future. Since 2001, when we refocused our strategy to diversify and expand our own branded product line, we have grown our branded product line sales at a compound annual growth rate of 20% per year. As a result of this focus on our own brands, low margin manufacturing services sales have decreased as expected, yet our combined total sales have still increased at a compound annual rate since 2001 of 13% per year at much higher profit margins.

This growth has been driven by innovation and technology. We believe we are the only company in our industry with meaningful expertise in creating, engineering and manufacturing games and toys based on technology. Our competitors seem to rely exclusively on outside resources, which often lead to poor quality and hit or miss innovation. From our perspective we are the only "pure play" in the tech-toy, game and gadget business. We are passionate about creating the most exciting, innovative and high quality electronic products that are possible at low prices and accessible to consumers of all ages and economic brackets. It is really fun for our employees to pursue this mission, since each of us and our families are consumers for these great games and gadgets. We believe this focus gives us a competitive advantage that no other company seems to have.

Our passion for innovative games and gadgets is demonstrated in products such as our hit 20Q product line. In 2006, we will push the envelope again with 20Q languages and themed products. We are already up to 9 language versions and are hoping to ship a total of 20 by the end of the year. We are also planning on 4 new 20Q versions including Rock & Pop Music, Movies/TV, Sports and 20Q Junior. Since the development of these new themes takes many months of testing on the internet, we may not complete all of these by Christmas of 2006 but we are making solid progress toward our development goals already on the first of these products.

We think that Cube World(TM) could be the next great gadget from Radica. After a successful test late last year, we will roll out nationally by the fall of 2006. We have 3 different series coming in 2006 of these interactive virtual stick people. With Cube World, consumers will be able to build their own worlds of stick people, play games with them, enjoy their crazy antics and have fun showing their friends.

We have also received a lot of attention on our newest Sega(TM) joint development project, Digi Makeover(TM). This Girl Tech(R) item allows girls to experiment with new looks for themselves, using an actual digital photo of their face on their own TV set, by changing their hair, makeup and jewelry.

These are just a few examples of our use of technology to create new forms of fun for kids and adults of all ages. We are very excited about our 2006 product line and our prospects for financial performance in 2006. But, what excites us the most is our increasing access to new technologies and great ideas that seem to be growing year by year. For example, while it is still early in our development cycle, 2007 is shaping up to be the most innovative and technology driven year in our history.

Much of our focus for the future will be on the "casual gamer." This is a market that addresses the desires of tech-savvy consumers of all ages for simple, accessible, casual entertainment that does not require expensive hardware or complicated software as provided by today's video game platforms. It is considered one of the fastest growing sectors in electronics as consumers are increasingly looking to electronic gadgets as sources of entertainment. We are already a leader in this market with our electronic handheld, tabletop and Play TV games and are looking to expand our market leadership as this category continues to develop and grow.

We also believe the Youth Electronic category is ripe for strong growth that will allow us to leverage our market position in this category with our Girl Tech product line. The decreasing costs of new technologies continue to amaze us every year and open up opportunities at an amazing pace. Finding these opportunities are what we are good at doing and what we love to do as well.

We are optimistic and excited about the future at Radica. We hope you share our enthusiasm for our mission as well as for the opportunities it creates. As we move forward, we'd like to thank you for your continued and future support.

Sincerely,



/s/ Patrick S. Feely                            /s/ Jon N. Bengtson
Chief Executive Officer                         Chairman of the Board
March 17, 2006                                  March 17, 2006


DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

  JON N. BENGTSON                                  PATRICK S. FEELY
  Chairman of the Board and Director               Chief Executive Officer and Director

  TIMOTHY R. BUSCH                                 FLOYD W. GLISSON
  Director                                         Director

  JOHN A.F.H. COULTER                              FRANK J. O'CONNELL
  Director                                         Lead Director and Deputy Chairman

  ALBERT J. CROSSON                                RICHARD E. WENZ
  Director                                         Director

CORPORATE OFFICERS

  PATRICK S. FEELY                                 LOUIS S.W. KWOK
  Chief Executive Officer and Director             General Manager, Factory

  DAVID C.W. HOWELL                                ERIC K.W. CHAN
  Executive Vice President, and Chief Financial    Quality Director
  Officer

  JEANNE M. OLSON                                  RICK C.K. CHU
  President North American Operations              Director of Customer Service

  DENIS HORTON                                     MARTIN FRAIN
  President International, and Managing            U.K. Marketing Director
  Director, Radica U.K.

  JAMES M. ROMAINE                                 QUEENIE S.F. LAU
  Senior Vice President Sales                      Director of International Sales

  LAURENCE M. SCOTT JR.                            SEAN C.W. LEE
  Senior Vice President of Asian Operations        Finance Director - Asia

  CRAIG D. STOREY                                  DONNY K.W. SO
  Vice President and Chief Accounting Officer      Director of Project Management

  LARRY C.N. CHENG                                 BENEDICT K.S. TANG
  Vice President Engineering                       Engineering Director

  ROBERT E. ESTERBROOK                             HERMEN H.L. YAU
  Vice President, UK Finance & Operations          MIS Director

  PAUL FOGARTY                                     KENNETH K.C. YU
  Vice President U.K. Sales                        Engineering Director

CORPORATE OFFICE

RADICA GAMES LIMITED
SUITE V, 6th Floor, 2-12 AU PUI WAN ST.
FO TAN, HONG KONG
TEL:  HONG KONG 852.2693.2238
FAX:  HONG KONG 852.2695.9657

INVESTOR RELATIONS

180 SOUTH LAKE AVENUE, SUITE 440
PASADENA, CA  91101
Tel:  USA 1.626.744.1150
Fax:  USA 1.626.744.1155

WEB SITES

WWW.RADICAGAMES.COM
WWW.GAMESTERUSA.COM
WWW.GAMESTERUK.COM
WWW.GIRLTECH.COM
WWW.SKANNERZ.COM

CORPORATE COUNSEL

SULLIVAN & CROMWELL LLP
1888 CENTURY PARK EAST, SUITE 2100
LOS ANGELES, CA  90067-1725

INDEPENDENT AUDITORS

KPMG
8TH FLOOR PRINCE'S BUILDING
10 CHATER ROAD
HONG KONG

REGISTRAR AND TRANSFER AGENT

U.S. STOCK TRANSFER CORPORATION
1745 GARDENIA AVENUE
GLENDALE, CA  91204

COMMON STOCK

NASDAQ NATIONAL MARKET SYSTEM
COMMON STOCK SYMBOL: RADA

                              RADICA GAMES LIMITED
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 22, 2006

         NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of Radica Games Limited (the "Company") will be held at The Westin Pasadena Hotel, 191 North Los Robles Avenue, Pasadena, California 91101 on Monday, May 22, 2006 commencing at 10:00 a.m., to consider and act upon the following proposals or matters:

         (1) To elect directors;

         (2) To appoint KPMG as Independent Registered Public Accounting Firm and to authorize the directors to fix the Independent Registered Public Accounting Firm's remuneration; and

         (3) To transact such further or other business matters as may properly come before the meeting or any adjournments thereof.

         Only shareholders of record at the close of business on March 31, 2006 will be entitled to notice of the meeting.

         The Annual Report containing the Financial Statements of the Company and the Report of the Independent Registered Public Accounting Firm thereon, the Management Information Circular/Proxy Statement and a form of proxy are enclosed with this Notice of Meeting.

                                    By order of the Board of Directors,


                                    DAVID C.W. HOWELL
                                    Executive Vice President and
                                    Chief Financial Officer

April 20, 2006
Fo Tan, Hong Kong




Note: If you are unable to be present at the meeting in person, please fill in, date and sign the enclosed proxy and return it to the Chief Executive Officer of the Company in the enclosed envelope.

                              RADICA GAMES LIMITED


                 MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

         This Management Information Circular/Proxy Statement ("this Circular") is furnished to shareholders of Radica Games Limited (the "Company") in connection with the solicitation by and on behalf of the management of the Company of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") of the Company to be held at The Westin Pasadena Hotel, 191 North Los Robles Avenue, Pasadena, California 91101 on Monday, May 22, 2006 at 10:00 a.m., and at any adjournments, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the "Notice").

         This Circular, the attached Notice and the accompanying form of proxy are first being mailed to shareholders of the Company on or about April 20, 2006. The Company will bear all costs associated with the preparation and mailing of this Circular, the Notice and form of proxy as well as the cost of solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Company may also directly solicit proxies (but not for additional compensation) by telephone or telegram. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

         No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information must not be relied upon as having been authorized.


                      APPOINTMENT AND REVOCATION OF PROXIES

         The persons named as proxies in the enclosed form of proxy are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder of the Company) as proxy to attend and act for and on such shareholder's behalf at the Meeting other than the management proxies named in the accompanying form of proxy. This right may be exercised either by striking out the names of the management proxies where they appear on the front of the form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint, or by completing and submitting another proper form of proxy naming such other person as proxy.

         A shareholder who has given a proxy, in addition to revocation in any other manner permitted by applicable law, may revoke the proxy within the time periods described in this Circular by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

         Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at the office of Radica Enterprises, Ltd. ("Radica USA") at 13628-A Beta Road, Dallas, Texas 75244, addressed to the Chief Executive Officer of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or on the day of the Meeting with the chairman of the Meeting prior to the Meeting, or any adjournment thereof. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by the shareholder on a poll will be counted and the proxy will be disregarded.

                                VOTING OF PROXIES

         THE SHARES REPRESENTED BY ANY VALID PROXY IN FAVOR OF THE MANAGEMENT PROXIES NAMED IN THE ACCOMPANYING FORM OF PROXY WILL BE VOTED FOR, AGAINST OR WITHHELD FROM VOTING (ABSTAIN) ON THE ELECTION OF DIRECTORS AND ON THE REAPPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, IN ACCORDANCE WITH ANY SPECIFICATIONS OR INSTRUCTIONS MADE BY A SHAREHOLDER ON THE FORM OF PROXY. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS OR INSTRUCTIONS, SUCH SHARES WILL BE VOTED FOR THE ELECTION AS DIRECTORS OF THE MANAGEMENT NOMINEES NAMED IN THIS CIRCULAR AND FOR THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REMUNERATION AS STATED IN THIS CIRCULAR.

         Each share of Common Stock is entitled to one vote on each matter submitted to vote at the meeting. Under the Company's Bye-laws, action may be taken by the shareholders at any duly convened Annual General Meeting of the Company by a majority of the votes cast on each proposal (other than certain proposals requiring a special resolution as defined in the Bye-laws). In the case of elections of directors, the number of vacant positions (in the case of this meeting, seven director positions) will be filled by the nominees who receive the greatest number of votes at the meeting, with each shareholder being entitled to vote for a number of directors equal to the number of vacancies, but without cumulative voting. Although the Bye-laws permit voting by a show of hands in certain circumstances, the Company follows the practice of voting by poll or ballot (i.e. tabulating written votes submitted at the meeting in person or by proxy).

         The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournments thereof.


                                   RECORD DATE

         The Board of Directors of the Company has fixed the close of business on March 31, 2006, as the record date (the "Record Date") for the Meeting. Only holders of record of the Common Stock as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

                  VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

         As of February 28, 2006 there were issued and outstanding 19,152,439 shares of the Common Stock of the Company.

         The following table and the text that follows set forth information with respect to shareholders which the Company believes own beneficially more than 5% of the issued and outstanding shares of Common Stock of the Company, as of February 28, 2006:

              NAME AND ADDRESS OF           NUMBER OF SHARES       PERCENTAGE OF
                BENEFICIAL OWNER                                   COMMON STOCK
                                                                    OUTSTANDING
-------------------------------------       ----------------       -------------



Dito Devcar Corporation, et al. (1)            9,033,938               47.2%
  c/o Richard H. Pickup
  2321 Alcova Ridge Dr.
  Las Vegas, Nevada 89134


Royce & Associates, LLC                        1,216,150                6.4%
  1414 Avenue of the Americas
  New York, New York 10019


RAD Partners 1999 LLC, et al. (2)              1,111,813                5.8%
  c/o The Busch Firm, 2532 Dupont Drive
  Irvine, California 92612

-------------------------
(1)  Includes shares of Common Stock owned by the following related persons:
     Dito Devcar Corporation, DRP Charitable Unitrust, TMP Charitable Unitrust, Dito Devcar, LP, Dito Caree, LP, Pickup Family Trust, Pickup Charitable Unitrust II, TD Investments, LLC, Plus Four Equity Partners LP, Dito Devcar Foundation and Richard H. Pickup.
(2) Includes shares of Common Stock owned by the following related persons: RAD Partners 1999 LLC, Lenawee Trust, 92653 Trust, Busch Family Foundation and Timothy R. Busch, who is a director of the Company.

         The information in the above table is provided by individual shareholders and therefore the Company cannot verify its accuracy.

                              ELECTION OF DIRECTORS

         The following persons are nominees proposed by management for election as directors of the Company to serve until the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed. A SHAREHOLDER MAY WITHHOLD HIS VOTE FROM ANY INDIVIDUAL NOMINEE BY WRITING THE PARTICULAR NOMINEE'S NAME ON THE LINE PROVIDED IN THE FORM OF PROXY. Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated any nominee shall be unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as Management may select. The management nominees for election as directors of the Company are Jon N. Bengtson, Timothy R. Busch, John A.F.H. Coulter, Patrick S. Feely, Floyd W. Glisson, Frank J. O'Connell and Richard E. Wenz. In April 2006, Mr. Albert J. Crosson, one of the Company's directors, notified the Company that he was resigning from the board and would not be standing for reelection at the May 22, 2006 annual meeting. The biographical information of all director nominees, and of Mr. Crosson, follows the table below.

         The following table and the textual discussion which follows sets forth information as of February 28, 2006 (except as otherwise noted) with respect to each of the management nominees for director and each executive officer, including their names, ages, the number of shares beneficially owned by each such person individually and as a group, all positions and offices with the Company held by each such person (in addition to their directorships) and their term of office as a director:

                                                                                                            PERCENTAGE OF
                                                                                              NUMBER OF        COMMON
                                          TERM AS                                              SHARES           STOCK
                               AGE AT     DIRECTOR        OTHER POSITIONS AND OFFICES       BENEFICIALLY     OUTSTANDING
            NAME                1/1/06    EXPIRES       PRESENTLY HELD WITH THE COMPANY         OWNED            (1)
-----------------------------  ---------  -----------  -----------------------------------  --------------  --------------

Directors:
---------
Jon N. Bengtson (2)               62         2006      Chairman of the Board                      348,460       1.8%
Timothy R. Busch (3)(5)           51         2006      None                                     1,156,813       6.0%
John A.F.H. Coulter (4)           62         2006      None                                         6,200
Albert J. Crosson (4)(6)(7)       75         2006      None                                        66,800
Patrick S. Feely (2)              59         2006      Chief Executive Officer                    300,000       1.6%
Floyd W. Glisson (3)              58         2006      None                                         6,200
Frank J. O'Connell (4)            62         2006      Deputy Chairman of the Board and             7,092
                                                       Lead Director
Richard E. Wenz (2)(3)            56         2006      None                                         6,200

Executive Officers:
------------------
David C.W. Howell                 43                   Executive Vice President and               189,050       1.0%
                                                       Chief Financial Officer
Jeanne M. Olson                   57                   President North American                   105,000
                                                       Operations
Denis Horton                      54                   President International and                 40,000
                                                       Managing Director, Radica UK
James M. Romaine                  60                   Senior Vice President Sales                 60,000
Laurence M. Scott, Jr.            60                   Senior Vice President of Asian              30,000
                                                       Operations
Craig D. Storey                   37                   Vice President and Chief                    36,000
                                                       Accounting Officer
Larry C.N. Cheng                  42                   Vice President Engineering                  11,000
Robert E. Esterbrook              60                   Vice President UK Finance &                 16,000
                                                       Operations
Paul Fogerty                      44                   Vice President UK Sales                     10,000
Louis S.W. Kwok                   44                   General Manager, Factory                    12,000
Eric K.W. Chan                    49                   Quality Director                                --
Rick C.K. Chu                     52                   Director of Customer Service                 4,000
Martin Frain                      37                   UK Marketing Director                        4,000

                                                                                                            PERCENTAGE OF
                                                                                              NUMBER OF        COMMON
                                          TERM AS                                              SHARES           STOCK
                               AGE AT     DIRECTOR        OTHER POSITIONS AND OFFICES       BENEFICIALLY     OUTSTANDING
            NAME                1/1/06    EXPIRES       PRESENTLY HELD WITH THE COMPANY         OWNED            (1)
-----------------------------  ---------  -----------  -----------------------------------  --------------  --------------
Queenie S.F. Lau                  39                   Director of International Sales                 --
Sean C.W. Lee                     39                   Finance Director - Asia                      8,000
Donny K.W. So                     42                   Director of Project Management               4,000
Benedict K.S. Tsang               39                   Engineering Director                         4,000
Hermen H.L. Yau                   46                   MIS Director                                   100
Kenneth K.C. Yu                   43                   Engineering Director                         4,000

-------------------------
(1) Except as indicated, in each case these shares represent less than 1% of the total stock outstanding.
(2)  Member of the Executive Committee.
(3)  Member of the Audit Committee.
(4)  Member of the Corporate Governance, Nominations and Compensation Committee.
(5) Mr. Busch is one of the persons included in the RAD Partners 1999 LLC Group. See "Voting Securities and Their Principal Owners" above for additional information.
(6) In the Company's Proxy Circular for 2004, we reported that Albert J. Crosson, one of our directors, had a 1% beneficial interest in Crossfire, LLC, which in turn had a beneficial ownership of 450,000 shares of our common stock and the right for Crossfire to acquire an additional 400,000 shares over time from a limited liability company (RAD Partners 2001, LLC) which was controlled by RAD Partners 1999 LLC, one of our principal stockholders. Mr. Crosson has reported to the Company that in 2004 the additional 400,000 shares were acquired by Crossfire and RAD Partners 2001 was liquidated, but Mr. Crosson sold his interest in Crossfire to his four adult children. As a result, Mr. Crosson has disclaimed any beneficial ownership in common stock of the Company, other than through his ownership of stock options and restricted stock acquired as a director of the Company.
(7)  Mr. Crosson is not standing for reelection.

         Messrs. Peter L. Thigpen and James J. O'Toole did not stand for reelection at the May 2005 shareholder meeting. Theodore J. Eischeid resigned as a Director in December 2005 and previously had resigned as President and Chief Operating Officer of Radica Games.

         The directors and executive officers of the Company as shown in the above table, as a group (27 persons), owned beneficially 2,434,915 shares of Common Stock (not including option shares not yet vested held by such persons), or approximately 12.7% of the Common Stock outstanding, as of February 28, 2006.

         The executive officers of the Company do not have any fixed term of office and serve at the pleasure of the Board of Directors.

         Jon N. Bengtson, formerly the Executive Vice President and Chief Operating Officer of the Company, became the Chairman of the Board of the Company in January 1996, and has been a director of the Company since January 1994. He was Chief Financial Officer of the Company from January 1994 to September 1995, and was appointed President and Chief Executive Officer of Radica USA in December 1993. Mr. Bengtson joined The Sands Regent in 1984 and served in various positions, including Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Director, Senior Vice President and Director and Executive Vice President and Chief Operating Officer and Director until December 1993. From 1980 to 1984, Mr. Bengtson was a director and served in various positions with International Game Technology ("IGT"), including Treasurer and Vice President of Finance and Administration and Vice President of Marketing. Mr. Bengtson is currently the Chairman of The Sands Regent, Chairman of Altair Nanotechnologies, and founder and director of Pinyon Technologies, a startup company developing smart wireless antenna technology.

         Timothy R. Busch was appointed a director of the Company in May 2003. Mr. Busch is CEO and founder of The Busch Firm. Founded in 1979, The Busch Firm specializes in estate planning, asset protection, tax, corporate law, partnership and real estate matters. He is also founder of Pacific Hospitality Group, an Irvine-based hotel firm that constructs and operates hotels; St. Anne School of Laguna Niguel, California, a private Christian elementary school; and the new private JSerra Catholic High School. Mr. Busch serves on a number of private and public boards in various industries, including Advanced Materials, Inc. of Rancho Dominguez, California. Mr. Busch received his Juris Doctor degree from the Wayne State University of Law, and his B.B.A., summa cum laude, degree from Western Michigan University. He is an attorney licensed in Michigan, California, Texas, and Washington, D.C., and a CPA licensed in Michigan, and California. He is a member of the Orange County and Palm Springs Chapters of Legatus, an organization of Catholic CEOs.

         John A.F.H. Coulter is CEO and founder of Exact Products Ltd., a company which specializes in new product development. Prior to this Mr. Coulter had over 20 years of experience in the toy industry. He was founder and CEO of TCL Marketing between 1992 and 2001 acting as the UK distributor for Radica, KID design and Team Concepts. Prior to this he was a Corporate Vice President and President of Europe for Tonka between 1986 and 1990. Between 1982 and 1986 he helped build Mattel in the UK, as Managing Director and Vice President. Prior to entering the toy industry he worked in the food industry and held senior marketing management positions at United Biscuits, Brooke Bond Oxo, Cadbury Schweppes and J. Lyons Grocery Division. Mr. Coulter is an Alumnus of London Business School, Fellow of The Marketing Society (Chairman 1975-76), Fellow of the Chartered Institute of Marketing and Fellow of the British Institute of Management.

         Albert J. Crosson was a director of the Company from May 2001 until his resignation in April 2006. He became a director of International Game Technology ("IGT") in 1988. He became Vice Chairman of the Board of IGT in July 1996 and an employee of such company. He resigned as an employee in December 2000 and as Vice Chairman of the Board of IGT in August 2001. Mr. Crosson was employed for 34 years by ConAgra, Inc. and its predecessor companies. He was President of ConAgra Grocery Products Companies from 1993 until January 1996 when he retired. From 1986 until January 1993, he was President of Hunt-Wesson Foods, Inc., a ConAgra company.

         Patrick S. Feely has been Chief Executive Officer since April 1999. He was Chief Operating Officer and President of the Company from July 1997 to January 2005 and has been a director of the Company since July 1996. Prior to joining Radica, he was President and CEO of Spectrum HoloByte, Inc. from 1993 to 1995; President of Bandai America, Inc. from 1991 to 1992; and founder and President of Toy Soldiers, Inc. (which merged with Bandai America) from 1988 to 1991. Mr. Feely was an executive at Tonka, Inc. from 1982 to 1988, where he served as President of the Tonka Products Division and a Director of the parent company. At Tonka, in addition to his other responsibilities, he managed the launch of the Sega video game system into the U.S. market. Mr. Feely was an executive at Mattel Toys from 1977 to 1982 and began his career at RCA Corporation in 1970. Mr. Feely is also an Advisor to the Toy Industry Association Board of Directors, where he was Chairman from 2000 to 2002. He is also a director of the Board of Trustees of the Toy Industry Foundation. He has a BA from Duke University and an MBA from the University of Michigan.

         Floyd W. Glisson has been Managing Member of GCM Investors, LLC since December 13, 2005. He was CEO of Avantair, a privately held fractional aircraft operator, from July 25, 2005 through October 7, 2005, CEO of Acres Gaming Incorporated from July 1998 through October 2004, and Chairman of the Board from April 2000 until the company was acquired in October 2003. He has a BS degree in Accounting from the University of Akron, an MBA from the University of Pittsburgh, and was a CPA in Colorado. His previous experience included audit and consulting engagements with Arthur Andersen & Co., and financial management positions with the Dial Corporation and ConAgra Foods Inc.

         Frank J. O'Connell was appointed Lead Director and Deputy Chairman of the Board in September 2005, and has been a director of the Company since May 2005. He was appointed head of the West Coast office at the Parthenon Group in March 2005 having joined the firm in June 2004 as full time Senior Partner to lead the consumer and specialty retail consulting practice. He joined Indian Motorcycle Corporation in November 2000 as President and CEO to lead the revitalization of this 100-year old American-Icon Brand. He became Chairman in June 2002, eventually overseeing the liquidation of the company under a California procedure in January 2005. From 1996 to 2000, he was Chairman, President and CEO of Gibson Greetings, Inc., a public company in the greeting card and social expression business. He negotiated the sale of Gibson to American Greetings Corporation in March 2000. From 1991-1995 he was President and Chief Operating Officer of Skybox International, a sports and entertainment trading card company, which he took public. Mr. O'Connell has led other branded companies including President of Reebok Brands, North America, President of HBO Video, Founder and President of Fox Video Games and Senior VP of the Electronics Divisions at Mattel. He spent the first 14 years of his career in the food business, in various marketing and operating roles. Mr. O'Connell is a co-founder of Tuckerman Capital, a private equity fund in Hanover, NH. He serves on the Advisory Boards of the Johnson Graduate School of Management, the Personal Enterprise Program, and the Undergraduate Business Program at Cornell University, where he earned his undergraduate and MBA degrees.

         Richard E. Wenz is a consultant and private investor and currently serves on the Board of Directors of Hunter Fan Company and Inplex Corporation. From 2000 to 2002 Mr. Wenz was an operating partner/affiliate of DB Capital Partners, the private equity arm of Deutsche Bank A.G. and served on the board of directors of a number of portfolio companies including NewRoads, Inc. and Jenny Craig International. Mr. Wenz also served as Chief Executive Officer of Jenny Craig International during 2002. From 1997 to 2000 Mr. Wenz was President and Chief Operating Officer of Safety 1st, Inc., a publicly traded juvenile products company. During 1995 and 1996 Mr. Wenz was the Partner in charge of the Chicago office with The Lucas Group, a business strategy consulting firm. Previous to 1995 Mr. Wenz held senior executive positions with Wilson Sporting Goods Co., Electrolux Corporation, The Regina Company and Professional Golf Corporation. Mr. Wenz began his career in 1971 with Arthur Young & Company (predecessor of Ernst & Young) and left the firm as a Partner in 1983. Mr. Wenz is a certified public accountant.

         David C.W. Howell has been Executive Vice President and Chief Financial Officer of the Company since September 1995. He was President Asian Operations from December 1998 to October 2005. He was Vice President and Chief Accounting Officer from January 1994 to September 1995 and a director of the Company from January 1994 until May 2005 when he did not stand for re-election to the Board. From 1992 to 1994, Mr. Howell was the Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. He has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales, and is a Fellow of the Hong Kong Society of Accountants.

         Jeanne M. Olson was promoted to President North American Operations in January 2004. She previously held the positions of Executive Vice President and General Manager from 2002 to 2003, and Senior Vice President, Marketing from 2000 to 2002. Prior to joining the Company in 2000, she was Senior Vice President of Sales & Marketing at Lyrick Studios, a privately-held children's entertainment company. Ms. Olson has over 15 years of experience in the toy industry, having held executive marketing and management positions at Mattel Toys, Hasbro Inc., and Tonka Toys. She started her career in marketing research with The Pillsbury Company and with Custom Research Inc.

         Denis Horton has been Managing Director of Radica U.K. Ltd. since April 2003 and President Radica Europe since January 2005. He has over 18 years of experience in the toy industry, previously having held Managing Director positions at Mattel U.K., Fisher Price and Tonka Europe. Prior to entering the toy industry, Mr. Horton worked in the food industry and held management positions at United Biscuits and H J Heinz Co., Ltd. Mr. Horton was promoted to President, International effective December 2005. He received his BA (Honors) degree in Business Studies from Nottingham Trent University, and is a Fellow of the Chartered Institute of Marketing in the U.K.

         James M. Romaine joined Radica USA in September 1999 as Senior Vice President of Sales for Radica USA. He has been an executive in the Toy Industry for over 33 years. He spent the 1980's and into the early 90's at Parker Brothers where he was Senior Vice President of Sales. Mr. Romaine was the President of Play Tech Inc., a VTech company, for seven years before joining Radica USA. His most recent educational credentials include the completion of the Executive Program for General Managers at the University of Michigan's School of Business.

         Laurence M. Scott, Jr. was appointed Senior Vice President Asian Operations in April 2002. Previously he was Managing Director - Asian Operations for iLogistix Singapore Supply Chain Management Pte. Limited. Prior to that he was Managing Director for MGA Entertainment (Hong Kong) Limited (1998 - 2000); Vice President - Operations for Atari Corporation (1992 - 1996) and then Vice President - Worldwide Materials for JTS Corporation (1996 - 1997) after Atari merged with JTS; and President and Managing Director for Radofin Electronics (Far East) Limited. (1975 - 1991). Mr. Scott has over 25 years experience with Asian Manufacturing Operations. He has a BSc. and MBA from the University of Southern California.

         Craig D. Storey has been Vice President and Chief Accounting Officer of the Company since July of 1999. Prior to that, he was the Financial Controller of Radica USA from 1995 to 1999. From 1993 to 1995, Mr. Storey was employed by Kafoury, Armstrong and Company in Reno, Nevada. He has a BS from Arizona State University and is a member of the American Institute of Certified Public Accountants and the Nevada Society of CPA's.

         Larry C.N. Cheng has been Vice President Engineering of the Company since April 2003. Prior to that, he was an Engineering Director from April 1999 to March 2003. Mr. Cheng joined the Company in 1991 and was an Engineering Manager from April 1993 to March 1999. Mr. Cheng has more than 15 years experience in ODM and the toy industry. He has a Higher Diploma in Marine Electronics from the Hong Kong Polytechnic University.

         Robert E. Esterbrook joined Radica U.K. as Finance Director and Company Secretary during July 2001, becoming Vice President U.K. Finance and Operations in 2004. He has held executive positions in the U.K. toy industry for over 25 years. He has previously worked at Tonka Toys, Playmates Toys and Ideal Toys as Finance Director and was involved with the establishment of Mattel Toys in the U.K. in 1980. He re-joined Invicta Plastics, Ltd, originators of the board game Mastermind, as Managing Director from 1989 to 1991. He is a fellow member of the Chartered Institute of Management Accountants and completed a program in legal studies at Demontfort University.

         Paul Fogarty commenced working as Sales Director for Radica U.K. in January 2004 and was promoted to Vice President of U.K. Sales in January 2005. He has over 10 years experience in the toy industry previously having held senior management positions for Mattel U.K., Tyco Toys U.K. and JAKKS Pacific. Prior to this Mr. Fogarty worked in the paper industry for Scott Paper Ltd. Mr. Fogarty, who is originally from New Zealand, moved to England in 1989. He received his Bachelor of Commerce degree in Marketing from the University of Auckland.

         Louis S.W. Kwok has been the General Manager, Factory from April 2004. Prior to that, he was the Materials and Logistics Director of the Company from March 2002 to March 2003 and the Plant Administration Director from January 2001 to February 2002. He has over 16 years experience in manufacturing plant operations. Major companies he has worked with are Fymetics (Hong Kong) Limited, Management, Investment and Technology Company Limited, and Sunciti Manufacturers Limited. He has a Higher Diploma in Mechanical Engineering, Diploma in Mechanical Engineering (Manufacturing Technology), and National Diploma in Mechanical Engineering.

         Eric K.W. Chan has been the Quality Director of the Company since July 2, 2001. Prior to that, he was Senior QA Manager/Quality Director in various major toy companies such as Tonka Kenner Parker, Hasbro and Galoob. Mr. Chan has over 20 years of solid experience in QA/QC operations in the toy industry. He has a Diploma in Production and Industrial Engineering, Diploma in Management Study and Diploma in Industrial Management (U.K.).

         Rick C.K. Chu has been the Director of Customer Service of the Company since January 2004. Prior to that, he was the International Sales Director of the Company from April 1996 to December 2003 and the International Sales Administration Manager of the Company from April 1994 to April 1996. He has more than 17 years experience in international trade and business management. From 1988 to 1994, he was the Senior Manager managing the sales administration function and marketing of industrial materials for a leading trading company in Hong Kong.

         Martin Frain joined Radica U.K. as Marketing Director in May 2004. Prior to that he was marketing manager at Hasbro U.K., where he worked from 1999. He entered the toy industry in 1993 when he started a games and toys distribution business in Southern Africa. Before entering the industry he was a publishing director at licensing agency Americom, and a journalist on a daily newspaper. He received his MBA from the University of Bath.

         Queenie S.F. Lau joined the Company as Sales Manager in January 2004 and was promoted to Director of International Sales in January 2006. She has over 10 years experience in the toy industry. She received her Bachelor of Business degree in Administrative Management from University of South Australia, Graduate Diploma in Marketing from The Chinese University of Hong Kong and is a member of the Chartered Institute of Marketing (U.K.).

         Sean C.W. Lee has been Finance Director - Asia of the Company since September 2002. Prior to that, he was the Financial Controller of Dongguan factory. He has more than 10 years experience in electronic manufacturing field. He has a Professional Diploma in Accountancy from City University of Hong Kong. He is also a member of HKICPA and ACCA.

         Donny K.W. So joined the Company as Director of Project Management in September 2002. Before joining the Company, he held management positions in product development at VTech HK for 4 years. Mr. So has 17 years experience in project management and product development in major appliances, electronics and toys industries. He obtained his Six Sigma experience while working for General Electric Company, and led the development of Total Cycle Time management skill at VTech. He has a Postgraduate Certificate in Business Administration from the Open University of Hong Kong, a BA in Industrial Design from the Hong Kong Polytechnic University and a Diploma in Product Design from LWL Technical Institute.

         Benedict K.S. Tsang has been Engineering Director since April 2005. Prior to that, he was a Mechanical Engineering Manager from May 1999 to March 2005. He has 16 years working experience in product design, manufacturing of household, networking products and toys industry. He received his BEng degree in Mechanical Engineering from University of Newcastle upon Tyne and Master degree in Polymer Engineering from University of Manchester Institute of Science &Technology.

         Hermen H.L. Yau has been the MIS Director of the Company since March 1, 1994. From 1982 to 1994, he worked in Outboard Marine Corporation Asia Ltd in various positions in the Systems & Data Processing Department. He has more than 18 years experience in Information Technology and particular experience in IBM mid-range computer systems and solutions. He has a Higher Diploma in Computer Studies from the National Computing Center U.K. and a Diploma in Management Studies from the Hong Kong Polytechnic and Hong Kong Management Association.

         Kenneth K.C. Yu has been as Engineering Director - Asia of the Company since June 2004. Prior to that, he was the engineering manager of a Dongguan factory. He has seventeen years working experience in product engineering, production and industrial engineering, product design, project management and manufacturing of toys and computer accessories. His academic background is engineering and he received a Master in Engineering Business Management in 2003. He is a member of IEE and also a Chartered Engineer.


                MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

         During fiscal 2005, the Board of Directors of the Company met four times. Each of the directors, during his tenure as a director, attended at least 75% of the meetings of the Board of Directors and of each committee of the board on which he has served.

         The responsibilities of the Executive Committee include exercising the authority of the Board of Directors as to matters that may arise between meetings of the Board of Directors. The Executive Committee is comprised of three members of the Board, being Messrs. Bengtson, Feely, and Wenz. In fiscal 2005, it did not hold any meetings.

         The responsibilities of the Audit Committee include recommending to the Board of Directors the independent registered public accountants to be selected to conduct the annual audit of the books and accounts of the Company, reviewing the proposed scope of such audit and approving the audit fees to be paid, and reviewing the adequacy and effectiveness of the internal auditing, accounting and financial controls of the Company with the independent registered public accountants and the Company's financial and accounting staff. The Audit Committee consists entirely of independent directors. The Audit Committee is comprised of three members of the Board, being Messrs. Wenz (Chairman), Busch and Glisson. In fiscal 2005, it held ten meetings.

         The responsibilities of the Corporate Governance, Nominations and Compensation Committee include reviewing and approving the slate of director nominees for election to the Company's board of directors, recommending individuals to serve on the standing committees of the Board, and developing and recommending to the board a set of corporate governance principles applicable to the Company. The responsibilities of the Committee also include reviewing and approving executive appointments and remuneration and supervising the administration of the Company's employee benefit plans. The Corporate Governance, Nominations and Compensation Committee consists entirely of independent directors. The Committee is comprised of three members of the Board, being Messrs. O'Connell (Chairman), Coulter and Crosson (until his resignation from the Board). In fiscal 2005, it held three meetings.


                               COMMITTEE CHARTERS

         Our Board of Directors has adopted charters applicable to our Audit Committee and our Corporate Governance, Nominations and Compensation Committee. Copies of these charters are available at our website. Go to the investor relations link at www.radicagames.com to inspect copies of our committee charters.

                        AUDIT COMMITTEE FINANCIAL EXPERT

         During 2004, our board of directors determined that Theodore J. Eischeid qualified as an audit committee financial expert and that Mr. Eischeid was independent within the meaning of the listing standards applicable to Radica as a Nasdaq National Market company. However, on January 31, 2005, Mr. Eischeid was named President and Chief Operating Officer of Radica and resigned from the Audit Committee. Timothy R. Busch was then named Chairman of the Audit Committee in replacement of Mr. Eischeid. The board determined that Mr. Busch was an independent director within the meaning of such listing standards but made no determination that Mr. Busch would qualify as an audit committee financial expert. However, the board did determine that Mr. Busch met the financial sophistication requirement of such listing standards. On May 23, 2005, the board of directors determined that Richard E. Wenz qualified as an audit committee financial expert and that Mr. Wenz was independent within the meaning of the applicable listing standards and appointed him as the audit committee financial expert.

         The charter of the Audit Committee requires that all members of such committee be independent and the board expects that ordinarily at least one member will qualify as an audit committee financial expert.


                                 CODE OF ETHICS

         The Company has adopted a Code of Ethics that is applicable to all directors, senior management and employees. The Code of Ethics contains written standards that are reasonably designed to deter wrongdoing and to promote honest and ethical conduct and the other standards applicable to public companies. A copy of the Code of Ethics is available at our website. Go to the investor relations link at www.radicagames.com to inspect a copy of our Code of Ethics.


                 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Information responsive to this item is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2005 and is incorporated herein by reference. See Item 7 in such Report on Form 20-F.


                     COMPENSATION OF OFFICERS AND DIRECTORS


COMPENSATION

         In fiscal 2005, the aggregate amount of compensation paid to all executive officers and directors and former officers and directors for services in all capacities was approximately $4.3 million. In addition, bonus payments of $2.4 million were accrued in 2005 for 2005 performance and are expected to be paid in April 2006.

         In fiscal 2005, each outside (i.e. non-employee and non-affiliated) director of the Company received compensation according to the following schedule:

o  Board retainer                        $10,000 annually
o  Quarterly board meeting fee           $1,250 per meeting
o  Committee retainer                    $4,000 annually (excluding
                                           Executive Committee)
o  Audit chair additional retainer       $4,000 annually
o  Other committee chairs additional
        retainer                         $2,000 annually

Payments are made quarterly. Any director may elect to receive some or all of the above fees payable in shares of the Company's Common Stock valued at the then current market price. In addition to the above schedule for outside director compensation, where appropriate in light of the time commitment involved, the Company will compensate an outside director for accepting the responsibility of chairing an ad hoc or other special committee. Any such compensation will be included in the aggregate amount of compensation in the year in which it is paid (see, e.g., first paragraph of this section above.)

         Directors who are employees or affiliates of the Company are not paid any fees or additional remuneration for service as members of the Board of Directors or its Committees.

         Commencing in May 2005, upon each annual re-election to the Board of Directors, each outside director and the Chairman of the Board is entitled to receive 600 shares of restricted common stock per quarter commencing upon such re-election date (i.e. 2,400 shares per annum) at the then current market price. The weighted average price of the restricted common stock granted during 2005 was $8.75 per share. These shares become free of any restrictions, in equal annual installments, over two years from the date of grant.

         Upon the initial election or appointment of a new outside director to the Board of Directors, such director is entitled to receive 5,000 shares of restricted common stock at the then-current market price. These shares become free of any restrictions, in equal annual installments, over two years from the date of grant.


EMPLOYMENT AGREEMENTS

         Messrs. Feely, Howell, Bengtson, Horton and Ms. Olson have each entered into individual employment agreements with the Company. In addition, the Company provides residences for Mr. Howell and Mr. Scott in Hong Kong. Additional information regarding employment agreements is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2005 and is incorporated herein by reference. See Item 6 in such Report on Form 20-F.


                 OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY

         The Company's 1994 Stock Option Plan provided for the granting of stock options to directors, officers and employees of the Company. The Stock Option Plan is administered by the Corporate Governance, Nominations and Compensation Committee (hereinafter, the "Committee") of the Board of Directors. The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 3.7 million shares. The Stock Option Plan terminated in October 2004 but continues in effect for outstanding options under such plan.

         At the Annual Shareholders Meeting in May 2004, the 2004 Omnibus Equity Incentive Plan which replaced the 1994 Stock Option Plan was approved. The 2004 Omnibus Equity Incentive Plan includes an authorization for a total of 500,000 shares of the Company's common stock to be issued under the plan and the plan will expire in 2014 unless earlier terminated.

         The option price per share with respect to each option shall be determined by the Committee but shall normally be not less than 100% of the fair market value of the Company's Common Stock on the date such option is granted. Ordinarily, either twenty percent or thirty-three and a third percent of the stock options vest and become exercisable on each of the first five or three anniversaries of the date of grant, and all of the options expire in ten years.

         In fiscal year 2005, an aggregate of 82,500 options (exclusive of the outside directors' options and net of stock options that were both issued and forfeited in the year) were granted to directors, officers and other employees under the Omnibus Equity Incentive Plan to purchase the Company's shares at exercise prices ranging from $7.90 to $8.81 per share.

         At the end of fiscal year 2005, after giving effect to all prior exercises and forfeitures of options, an aggregate of 1,238,152 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $1.09 to $19.63 per share, and of such amount a total of 812,250 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 115,000 outside director's options were outstanding at exercise prices ranging from $2.90 to $9.55 per share. During 2005, a total of 305,800 shares were issued upon the exercise of options, at exercise prices ranging from $2.00 to $8.35 per share. Prior to 2005, a total of 2,146,678 shares had been issued upon the exercise of options, at exercise prices ranging from $0.57 to $11.00 per share.

         Information respecting options granted and exercised in the fiscal periods of the Company prior to and including 2005 is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2005, and is incorporated herein by reference. See Item 6 in such Report on Form 20-F and
Note 11 of the Notes to the Consolidated Financial Statements included therein.

          APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         Management is recommending, and the person named in the enclosed form of proxy will, in the case of a ballot and in the absence of specifications or instructions to vote against or not to vote (abstain) in the form of proxy, vote for the re-appointment of KPMG as the Independent Registered Public Accounting Firm of the Company, to hold office until the next annual meeting of shareholders of the Company or until a successor is duly elected or appointed, and the authorization of the directors to fix the Independent Registered Public Accounting Firm's remuneration. KPMG has been the Independent Registered Public Accounting Firm of the Company since 2001.


                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Information responsive to this item is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2005 and is incorporated herein by reference. See Item 16C in such Report on Form 20-F.

                              SHAREHOLDER PROPOSALS

         Proposals of shareholders intended to be presented at the 2007 annual meeting of shareholders must be received by the Company at the principal executive offices of Radica USA in the United States (see address below) on or before December 31, 2006 in order to be considered for inclusion in the Company's 2007 management information circular/proxy statement.

         In addition, under the Company's Bye-Laws, unless a person is a continuing director or is recommended by the board of directors for election, no person shall be eligible for election to the office of director at any meeting of shareholders unless, not less than 60 days nor more than 90 days before the day appointed for the meeting, there shall have been given to the Secretary of the Company notice in writing by a shareholder who is qualified to be present and vote at the meeting of his intention to propose such person for election and also notice in writing, signed by the person to be proposed, of his willingness to be elected.


                                  OTHER MATTERS

         Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.

         Information stated in this Circular is dated as of February 28, 2006 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board of Directors of the Company.


   PATRICK S. FEELY            JON N. BENGTSON           DAVID C.W. HOWELL
Chief Executive Officer     Chairman of the Board     Executive Vice President
                                                     and Chief Financial Officer

         THE COMPANY FILES AN ANNUAL REPORT ON FORM 20-F WITH THE SECURITIES AND EXCHANGE COMMISSION. A COPY OF THIS CIRCULAR AND THE ANNUAL REPORT CONTAINING THE FINANCIAL STATEMENTS OF THE COMPANY AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, WILL BE SENT TO ANY PERSON UPON REQUEST IN WRITING ADDRESSED TO INVESTOR RELATIONS AT RADICA USA'S OFFICE AT 13628-A BETA ROAD, DALLAS, TEXAS 75244. COPIES ARE WITHOUT CHARGE TO ANY SHAREHOLDER.

                                  FORM OF PROXY
                              RADICA GAMES LIMITED
                                 ANNUAL MEETING
                                  MAY 22, 2006


         The undersigned shareholder of Radica Games Limited hereby appoints the person selected below,


                Patrick S. Feely, or failing him Jon N. Bengtson, or failing him David C.W. Howell (strike out if another proxy is to be appointed)

                ___________________________________________  (Other)

as such shareholder's proxy, with the power of substitution, and hereby authorizes such person to represent and to vote as designated below all of the Common Stock, $0.01 par value per share, of Radica Games Limited (the "Company") that the undersigned is entitled to vote at the Company's Annual Meeting of Shareholders to be held at The Westin Pasadena Hotel, 191 North Los Robles Avenue, Pasadena, California 91101 on Monday, May 22, 2006, or any postponement or adjournment thereof.

         Every shareholder of the Company is entitled to appoint one proxy (or representative in the case of a corporation) to attend the meeting and vote on such shareholder's behalf. The proxy need not be another shareholder of the Company. To be effective, this Proxy must be completed and deposited at the principal office of Radica Enterprises, Ltd. ("Radica USA") located at 13628-A Beta Road, Dallas, Texas 75244, not later than the last business day preceding the day of the meeting, or any postponement or adjournment thereof.

         Please insert the number of shares registered in your name in the space provided on the reverse. If no number is inserted, this Proxy will be deemed to relate to the total number of shares registered in your name.

         PLEASE INDICATE WITH AN "X" IN THE APPROPRIATE BOX HOW YOU WISH YOUR PROXY TO VOTE. IF THIS PROXY IS RETURNED WITHOUT AN INDICATION AS TO HOW THE PROXY SHALL VOTE, THE PROXY WILL VOTE FOR, AGAINST OR ABSTAIN IN RESPECT OF PROPOSALS 1 AND 2 AS SET FORTH IN THE ACCOMPANYING CIRCULAR.

         The Board of Directors recommends a vote for all Nominees listed in Proposal 1 and adoption of Proposal 2.

1.  Election of Directors   FOR ALL NOMINEES LISTED BELOW FOR THE TERMS   WITHHOLD AUTHORITY TO VOTE
                            SET FORTH IN THE PROXY STATEMENT (EXCEPT AS   FOR ALL NOMINEES LISTED BELOW. |_|
                            MARKED TO THE CONTRARY BELOW). |_|

  Jon N. Bengtson   Timothy R. Busch     John A.F.H. Coulter   Patrick S. Feely
  Floyd W. Glisson  Frank J. O'Connell   Richard E. Wenz

     (INSTRUCTION: To withhold authority to vote for any individual nominee write that nominee's name on the line provided below.)

--------------------------------------------------------------------------------

2. To approve the appointment of KPMG as the Company's Independent Registered Public Accounting Firm and to authorize the directors to fix the Independent Registered Public Accounting Firm's remuneration.

                    |_| FOR    |_| AGAINST    |_| ABSTAIN

3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

         This Proxy must be signed by the appointing shareholder, or such shareholder's attorney duly authorized in writing, exactly as such shareholder's name appears herein. In the case of joint shareholders, all joint shareholders must sign. In the case of a corporation, the Proxy must be executed under its Common Seal or the hand of its attorney duly authorized in writing. In the case of partnerships, the Proxy must be signed in the partnership name by an authorized person. Each power of attorney, or a duly certified copy thereof, must be deposited at the principal office of Radica USA not later than the last business day preceding the day of the meeting, or any postponement or adjournment thereof.

         This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no direction is given, this proxy will be voted for Proposals 1 and 2. The undersigned hereby acknowledges receipt of the accompanying Notice of Annual Meeting and Circular and hereby revokes any proxy or proxies heretofore given.

         Please mark, sign, date and return this Proxy in the accompanying prepaid envelope.

                                       Date: _____________________________, 2006





                                       -----------------------------------------
                                             (Printed Name of Shareholder)

                                       -----------------------------------------
                                                      (Signature)

                                       -----------------------------------------
                                             (Printed Name of Shareholder)

                                       -----------------------------------------
                                                      (Signature)

                                       -----------------------------------------
                                                 (Number of Shares held)

                                       (PLEASE SIGN EXACTLY AS YOUR NAME APPEARS
                                       ON THIS PROXY. WHEN SIGNING AS ATTORNEY,
                                       EXECUTOR, ADMINISTRATOR, TRUSTEE OR
                                       GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH.
                                       IF SHARES ARE HELD JOINTLY, BOTH OWNERS
                                       SHOULD SIGN.)